November 17, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino

Re:	Fusion-io, Inc.

Registration Statement on Form S-l (File No. 333-177832)

Acceleration Request

Requested Date:     November 21, 2011

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fusion-io, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-177832) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”).

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

Fusion-io, Inc.

By:	/s/ Shawn J. Lindquist
Shawn J. Lindquist
Chief Legal Officer

Cc:	Larry W. Sonsini, Esq.
Patrick J. Schultheis, Esq.
Robert G. Day, Esq.
Brian Keyes, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP

(Signature Page to Acceleration Request)